Filed by Lionheart III Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart III Corp

Commission File No. 001-41011

Commission File No. for related Registration Statement: 333-267301

7 September 2022

H1 FY22 - Half Yearly Progress and Commercialisation Summary Activity Report

Security Matters Limited Announces Merger with Lionheart Ill Corp

Combined NASDAQ entity expected to be valued at US$360 million

Security Matters Limited (ASX: SMX) (Security Matters or the Company), a company focused on digitising physical objects on the blockchain to enable a circular and closed loop economy, is delighted to provide an overview of its operational highlights for the half year ended 30 June 2022 (“Half Year”, “Reporting Period”).

Market demand for improved sustainability practices has led to an increasing demand for supply chain and accountability assurance technology, creating a number of unique opportunities for SMX. Despite the current challenges and uncertainties of the global economic downturn, SMX remains well positioned as a company for the 21st century, enabling the transition to a closed loop circular economy, providing greater transparency and efficiency for the businesses of tomorrow.

Significant company milestones

During the June half year, SMX delivered strong progress across all operations having cemented and expanded its relationship with high caliber partners which are propelling the Company towards commercialisation. Highlights for the half year:

•	The total amount of invoices issued in H1 2022 reached US$1,020K, an increase of 92% compared to US$532K in H1 2021.

•

On July 26, 2022, the Company and Lionheart III Corp (“Lionheart”), a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (“BCA”) and accompanying scheme implementation deed (“SID”) pursuant to which the Company will list on NASDAQ via a newly formed Irish company to be named “Empatan Public Limited Company” (Note 10 - Subsequent Events).

•	The total merger value of the transaction is estimated at US$360 million, comprised of the following:

•	US$200 million pre-money value for SMX

•	US$126 million of cash in trust with the SPAC if no redemptions

•	US$31 million SPAC sponsor position

•

SMX successfully completed an industrial scale readiness trial in a facility marking recycled plastics, which will help SMX customers to identify evidence of 30% recycled plastic and the number of loop counts the plastic has gone through, making it easier and potentially cheaper [for manufacturers/recyclers] to comply with plastic packaging legislation.

•	SMX expands its North American presence by joining NextCycle Michigan, an initiative aimed at transforming the recycling practices for one of the world’s biggest automotive industrial regions.

•

SMX targeted the superfood industry after successfully developing the first product ensuring the provenance of oysters, providing an opportunity to add value in this large international market within the superfood industry.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

•	SMX appoints the previous Director General of the Israel National Cyber Directorate, Mr Yigal Unna, to the Company’s Advisory Board.

•	Subsequent to period end, SMX signed a binding term sheet for a bridge loan of US$2.5 million and is expecting the deal to close in the coming weeks.

•	SMX received A$828,240 through the issue of Convertible Notes to sophisticated and professional investors. Per the agreements, these Notes will be converted in the coming few weeks.

Principal Activities of SMX

The principal continuing activities of the Group during the period were the development and the commercialisation of track and trace technology for a wide variety of industries.

The Group owns and has commenced commercialising the technology (Licensed from the Israeli Atomic Agency) to permanently and irrevocably “mark” any object either solid, liquid or gas, allowing identification, circularity, proof of authenticity, tracking supply chain movements and quality assurance for countless products in virtually every industry.

Security Matters’ vision is to become the global record for physical goods through its unique technology for asset tracking and its ability to create a “Physical to Digital Twin”.

Security Matters’ technology comprises a chemical-based hidden “barcode” system, alongside a unique reader to identify these codes, and a blockchain record to store and protect ownership data. Security Matters offers a B2B, “white-label” solution that serves market leaders’ needs for authentication, supply chain integrity and quality assurance.

Main sectors of activity for 2022 are: circular economy, plastics & rubber, gold, fashion sustainability center, electronics, precious stones, minerals and agriculture.

Corporate & Financial highlights

Financial

The total amount of invoices issued in H1 2022 reached US$1,020K, an increase of 92% compared to US$532K in H1 2021. The H1 2022 invoices issued reached 94% of the total amount of invoices issued for calendar 2021.

The remuneration paid to the Directors during the quarter was US$71K.

During the quarter, the Company received commitments from sophisticated and professional investors to raise A$828,240 through the issue of Convertible Notes (`Notes’). Shares to be issued on conversion of the Notes, will be issued out of existing capacity under ASX Listing Rule 7.1. Funds raised from the issue of the Notes will contribute towards working capital and support growth initiatives. At quarter end, the total amount of proceeds from the issue of convertible notes was US$600K.

The increase in Research and Development and Sales and Marketing expenses during the period was due to the growth in activity.

Operational and Commercial highlights

SMX Merger with Lionheart III Corp

Subsequent to period end, the Company announced the merger with NASDAQ listed special purpose acquisition company (SPAC), Lionheart III Corp (LION) (refer ASX 26 July, 2022). The merger with LION is the result of an extensive strategic review conducted by Clearthink Capital LLC, with a view to accelerating SMX’s technological applications and growth opportunities in markets that are supportive of blockchain technologies that enable and promote a circular and closed loop economy.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

The total merger value of the transaction is estimated at US$360 million, comprised of the following:

•	US$200 million pre-money value for SMX

•	US$126 million of cash in trust with the SPAC if no redemptions

•	US$31 million SPAC sponsor position

The merger transaction is anticipated to generate proceeds of up to approximately US$116 million cash, assuming no redemptions by Lionheart’s stockholders. These funds will be used by the combined entity to fund operations and support strategic growth opportunities.

At the closing of the merger transaction, SMX shareholders will own approximately 55.5% of the combined entity, assuming no redemption by Lionheart’s public stockholders, and the merged entity will simultaneously list on NASDAQ.

The board of directors of SMX considers the merger transaction to be in the best interest of SMX shareholders and option holders and unanimously recommends that SMX shareholders and option holders vote in favour of the merger transaction, in the absence of a superior proposal and subject to an independent expert report concluding in the expert’s report that the merger transaction is in the best interests of SMX shareholders and option holders.

It is currently anticipated that the merger transaction will close in the 4th quarter of calendar year 2022.

This merger follows the SMX Board advising that ClearThink Capital LLC has been appointed to undertake a strategic review to assess options available to maximise shareholder value in the Company at the end of Q1. The review was aimed at identifying and assessing opportunities to accelerate growth in SMX’s technological applications and offerings. The evaluation included a review of all feasible funding options as well as an assessment of potential markets that are supportive of new blockchain technologies to provide SMX opportunities to grow during its early-stage revenue period.

SMX su.ccessfully enables industrial scale ‘three times loop’ recycled content of plastics

SMX announced the completion of a trial that tested the marking of recycled plastics. The study looked at the impact of gravimetric and volumetric feeding methods on final Post Consumer Recyclate (PCR) readings and was able to verify the accuracy and reproducibility of the markers in both methods.

The compounding master batch and extrusion processes of these trials were performed on a pilot scale in a fully commercial and industrial facility. The SMX team managed the process remotely and ensured the viability of industrial scale adoption.

Following these trials, it was found that:

•	In all cases the quantification of the PCR was successful

•	The layers configuration didn’t affect the accuracy of the PCR reading

•	Addition of pigments didn’t affect our detectability

•	Regrinding material has no effect on detectability

•	No sensitivity to thickness variation

This successful trial enables companies which use SMX’s automated certifying and auditing technology with the ability to not only promote their operations as sustainable and environmentally friendly, but also potentially avoid the increased costs associated with human/manual-paper auditing errors.

This system follows SMX’s ongoing developments in the Plastics department, which includes joining NextCycle Michigan, the recent release of SMX Generation 2.0 online unit and being awarded the Frost & Sullivan 2021 Global Waste Management & Recycling Digitalization Technology Innovation Leadership Award and the successful implementation of the Company’s technology into BASF’s ReciChain project in North America in 2020.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Effective 1 April 2022, the UK became one of the latest countries to implement a plastic packaging tax. SMX’s technology can identify the evidence of 30% recycled plastic and the number of loop counts the plastic has gone through, making it easier and potentially cheaper to comply with this new Plastic Packaging Tax (PPT) UK Legislation.

SMX joins NextCycle Michigan

As part of SMX’s strategy to expand its technology in North America, the Company teamed up with NextCycle Michigan, an initiative of the Michigan Department of Environment, Great Lakes, and Energy (EGLE), facilitated by Resource Recycling Systems Inc. and with support from the Michigan Recycling Coalition, and Centrepolis Accelerator at Lawrence Technological University.

A key component of the initiative is to transform the recycling practices for one of the world’s biggest automotive industrial regions and allow the state to become a sustainable leader. NextCycle Michigan is a pathway to identify and incubate ideas that grow the state’s recycled materials supply chain and end markets. One of SMX’s goals for the region, is the ability to provide an immediate solution to car manufacturers to design and manufacture a fully recyclable car, encompassing all materials and inclusive of all substances.

SMX looks forward to working with NextCycle Michigan to participate in the transformation of Michigan’s plastic, and consequently automotive industry supply chain, into a sustainable, circular economy through enhanced recyclability. With the state home to so many of North America’s automotive suppliers, joining NextCycle Michigan will assist SMX’s hopes to connect and support these companies in creating a circular economy with their products.

SMX targets the superfood industry

SMX expanded its food division during the period and announced the successful application of the Company’s invisible marker technology to track oyster provenance. SMX completed laboratory tests on the marking of oyster shells with a food grade marker while the oyster is being cleaned and processed. The test verified that SMX’s marker can be applied to a live oyster without impacting its quality or physical appearance.

SMX oyster tracking developments enables sellers to assure brand provenance, quality protection, traceability, and authenticity of premium oysters for consumers.

With this confirmation, SMX has now opened the door to significantly expand into a large addressable market within the superfood industry and is currently in commercial discussions with multiple international suppliers.

SMX Advisory Board Appointment

During the quarter, the Company was pleased to appoint the recently retired Director General of the Israel National Cyber Directorate (INCD), to Security Matters Advisory Board. Mr Yigal Unna brings 30+ years of experience in the Israeli security apparatus and previously held a number of signals intelligence (SIGINT) and cyber positions combining intelligence, R&D and operations together with policy and capacity building. He also served as Head of the SIGINT-Cyber Division in the Israeli Security Agency (“Shin-Bet”) directly under the Director General and was responsible for national cyber defence and critical infrastructures security, intelligence collection and operation.

Mr Unna will be integral in establishing SMX’s relationships with the US Administration relating to Cyber Security and the large American original equipment manufacturer (OEM) companies.

Mr Unna holds an MBA and BA in History and Management from Tel Aviv University.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Haggai Alon, Founder and CEO, commented:

“SMX is thrilled to join Lionheart in our entry into the US public market. Together we will create a premier ESG company and a sustainable technology leader to transform global supply chains into intelligent ecosystems. SMX is revolutionizing the way that global brands operate their production line, from raw to reused/recycled materials to end-to-end traceability and marking technology. By giving materials a memory and tangibly linking parts of the value chain, SMX will enable multiple use and reuse of materials, where nothing is wasted. The roadmap ahead will be supported and driven by strong innovation and technology commercialization, while putting sustainability at the core of everything we do. We believe this will make SMX the enabler/de-facto industry standard.

SMX remains firmly committed to stay on track with its strategic roadmap for the SMX technology to be adopted and scaled across its strategic market segments globally. Driven by its long-term vision and dedication to innovation, SMX will continue to offer its clients the ability to authenticate and verify the origination of its raw materials, as well as transition successfully to a closed loop economy.

With a strong balance sheet, SMX will utilise this to progress ongoing pilot projects into commercial contracts.

SMX will stay vigilant and resilient amid a continuing uncertain environment disrupted by a global health pandemic.”

Outlook

During this time of continuing economic and health uncertainties, there is an ever-increasing ESG requirement for businesses and industries to adhere to, from various regulatory bodies, NGOs, stakeholders, shareholders, and the wider public community. With more global companies seeking to meet their ESG responsibilities as well as transition successfully to a closed loop circular economy, SMX is well resourced to scale its technology to enable global businesses to transition to a truly circular economy, where sustainability, transparency and traceability of origination are a key focus.

SMX will continue to build its resilience by strengthening its cost controls and balance sheet. The company will maintain a strategy focused on its key market segments and work towards accelerating the speed of adoption and commercialisation of its technology.

SMX will rely on the strong momentum, agility and capability of its unique technological and digital platform offering ESG solutions to its clients, allowing them to track and authenticate from raw material to finish product through every stage of the supply chain. In addition to being able to efficiently sort, to recycle and reuse materials at the product’s end of life.

SMX will increase R&D activities with near term commercial opportunities relating to palm oil, cocoa and soybean.

—Ends—

By order of the Board.

For further information, please contact:

Media Enquiries

Melissa Hamilton

Media and Capital Partners

P: 04 1775 0274

E: Melissa.hamilton@mcpartners.com.au

About Security Matters Limited

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Security Matters has commenced the commercialisation of its unique, patented technology that uses a hidden chemical-based ‘barcode’ designed to permanently and irrevocably ‘mark’ any object, be it solid, liquid or gas. The barcode is read using the company’s unique ‘reader’ to access the corresponding stored data, recorded and protected using blockchain technology.

Follow us through our social channel	@secmattersltd

About Lionheart III Corp.

Lionheart III Corporation is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, visit: [https://lheartcapital.com/our-companies/lionheart-iii/.]

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Form F-4”) was filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Form F-4 includes a preliminary proxy statement / prospectus, which after becoming effective will be distributed to Lionheart’s stockholders in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and SMX urge investors, stockholders and other interested persons to read the Form F-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about SMX, Lionheart, the Parent and the proposed business combination. After the Form F-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to:

Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, the proxy statement/prospectus, other relevant materials filed with the SEC in connection with the proposed business combination when they become available, and other reports filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022 and the proxy statement/prospectus filed related to the proposed business combination. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022 and the proxy statement/prospectus filed relating to the proposed business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000